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                             July 14, 2020

       Thomas Amell
       Chief Executive Officer
       Pioneer Bancorp, Inc.
       652 Albany Shaker Road
       Albany, New York 12211

                                                        Re: Pioneer Bancorp,
Inc.
                                                            Form 10-Q filed May
14, 2020
                                                            File No. 001-38991

       Dear Mr. Amell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       March 31, 2020 Form 10-Q

       Note 1. Summary of Significant Accounting Policies, page 9

   1. We note your disclosure that you concluded your preferred stock holdings are not considered equity
securities subject to ASU 2016-01. Please provide us your accounting analysis supporting
this conclusion. Specifically detail how you considered if the securities met the
definition of an equity security and discuss how the redemption provisions impacted
your accounting determination.
       Note 8. Commitments and Contingent Liabilities, page 29

   2. We note your disclosure related to the materiality of your legal proceedings on page 31. In accordance with ASC
450-20-50, please revise future filings to clearly disclose the following information
for your loss contingencies in aggregate or individually:

                                                              The amount or
range of reasonably possible losses in addition to amounts accrued, or
                                                              That reasonably
possible losses cannot be estimated, or
 Thomas Amell
Pioneer Bancorp, Inc.
July 14, 2020
Page 2
                That any reasonably possible losses in addition to amounts accrued are not material to your financial statements.
Potentially Fraudulent Activity, page 44

3. Please provide us with detailed background information, including a timeline of the potential fraud and tell us how you determined that the potentially fraudulent activity was a Type II nonrecognized subsequent event and not a Type I recognized subsequent event as of June 30, 2019. Refer to ASC 855-10-25 for guidance. Additionally, please provide us all the facts and circumstances related to the potential exposure from the deposit activity and explain your legal right of setoff that resulted in the non-interest expense charge of $2.5 million in the first fiscal quarter of 2020. Your response should also address at a minimum:

                Terms of the loan, including whether this loan was collateralized;
                Any renewals or modifications to the loan;
                Whether this loan was impaired at June 30, 2019 or downgraded throughout the year;
                How many other banks participated in this loan; and An update of the DOJ complaint.
4. We note your disclosure that during the third fiscal quarter of 2020 (the quarter ended
         March 31, 2020) you recognized a partial recovery in the amount of $1.7 million related to the charge-off of the Mann Entities commercial loan relationships. Please provide us additional information about this recovery and how you determined the partial recovery amount recognized.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Accounting Branch Chief, at 202-551-3423 with any questions.



FirstName LastNameThomas Amell                                 Sincerely,
Comapany NamePioneer Bancorp, Inc.
                                                               Division of
Corporation Finance
July 14, 2020 Page 2                                           Office of
Finance
FirstName LastName